SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Ambow Education Holding Ltd.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

02322P101

(CUSIP Number)

Rajindar Singh

Campus Holdings Limited

112 Robinson Road #11-03

Singapore 069802

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) +852-2843-9372

Anthony Root & Edward Sun, Esq.

Milbank, Tweed, Hadley & McCloy LLP

79 Jianguo Road, Chaoyang District

Units 05-06, 15th Floor, Tower 2

Beijing China

(86) 10-5969-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Campus Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,041,631[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,041,631[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,041,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Campus Holdings Limited
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Baring Asia Private Equity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,041,631
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,041,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,041,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Baring Asia Private Equity Fund V Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,041,631
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,041,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,041,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baring Asia Private Equity Asia GP V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,041,631
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,041,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,041,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baring Asia Private Equity Asia GP V, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,041,631
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,041,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,041,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,041,631
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,041,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,041,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the Class A ordinary shares, par value US$0.0001 per share (Class A Shares), of Ambow Education Holding Ltd. (the Issuer), a Cayman Islands corporation having its principal executive offices at 18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, People’s Republic of China.

American depositary shares (ADS) of the Issuer are listed on the New York Stock Exchange. Each ADS represents two Class A Shares. The Issuer has also issued Class B ordinary shares (Class B Shares). Each Class B Share is convertible into one Class A Share at any time by the holder thereof.

Item 2. Identity and Background

This statement on Schedule 13D is being jointly filed by the following persons:

(i)	Campus Holdings Limited (Campus), a limited liability company incorporated under the law of the Cayman Islands;

(ii)	The Baring Asia Private Equity Fund V, L.P. (Baring LP), a Cayman Islands limited partnership, as a joint shareholder of Campus;

(iii)	The Baring Asia Private Equity Fund V Co-Investment L.P. (Baring Co), a Cayman Islands limited partnership, as a joint shareholder of Campus;

(iv)	Baring Private Equity Asia GP V, L.P. (Baring GP), a Cayman Islands limited partnership, as the general partner of Baring LP and Baring Co;

(v)	Baring Private Equity Asia GP V, Limited (Baring Limited), a Cayman Islands limited company, as the general partner of Baring GP;

(vi)	Jean Eric Salata, as the sole shareholder of Baring Limited (together the Reporting Persons).

Campus has its principal office at Columbus Centre, 2nd Floor, Suite 210, Road Town, Tortola, British Virgin Islands. Baring LP, Baring Co, Baring GP and Baring Limited have their principal office at PO Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands. Jean Eric Salata’s principal office is at 3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong. The principal business of Campus is investing in securities. Baring LP and Baring Co, as the joint shareholders of Campus, act through their general partner Baring GP, which in turn acts through its general partner Baring Limited. The principal business of Baring LP, Baring Co, Baring GP and Baring Limited is investment activities. Jean Eric Salata is the sole shareholder of Baring Limited and disclaims beneficial ownership of the investment by Campus except to the extent of his economic interest. Jean Eric Salata’s current principal occupation is acting as an investment advisor.

The directors and executive officers of Campus and Baring Limited are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

During the last five years, none of the Reporting Persons or any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 9, 2011 and November 10, 2011, Campus executed a series of share purchase agreements (the Purchase Agreements) pursuant to which it purchased an aggregate of 6,041,631 Class A Shares of the Issuer from third parties who are not affiliates of Campus in privately negotiated transactions for an aggregate consideration of $24,921,727.88.

The consideration payable by Campus under the Share Purchase Agreement was funded from the working capital of Campus which was previously injected from its shareholder, Baring LP.

Item 4. Purpose of Transaction

Campus intends to hold the Class A Shares solely for investment purposes. Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. However, Campus reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence and in accordance with the terms, conditions and restrictions of the Participation Agreement, Campus reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which Baring Limited and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

On October 26, 2011, a participation agreement (the Participation Agreement) was entered into by, among others, Campus and Spin-Rich Ltd. (Spin-Rich), a British Virgin Islands company that is wholly owned by Dr. Jin Huang, the president and chief executive officer of the Issuer. Pursuant to the Participation Agreement, Campus will invest up to $50,000,000 to purchase Class A Shares of the Issuer through an initial private purchase of Class A Shares, pursuant to the Purchase Agreements, in the amount of $24,921,727.88 and subsequent purchases in privately negotiated transactions and/or in the open market through the purchase of ADSs. Campus has appointed an employee of the Issuer, as its trading agent to work with a broker to execute purchases in the open market through a brokerage account of Campus in accordance with the trading guidelines agreed between Campus and such person. The trading agent is chosen for such person’s knowledge about the market for the Class A Shares and has limited discretionary trading authority. The trading agent must execute trades with a broker only in accordance with the pricing parameters prescribed by Campus and the volume trading limitations set forth in Rule 10b-18 of the Exchange Act.

The return on the investment in Class A Shares as contemplated by the Participation Agreement will be shared between Campus and Dr. Huang after Campus has received a minimum return on its investment following the occurrence of agreed transfer events. Dr. Huang’s share of such return will be dependent on the portfolio values of the Class A Shares acquired by Campus plus the value of all other property delivered as a dividend or other distribution on such Class A Shares (the Portfolio Value) expressed as a multiple of Campus’ net investment amount as set forth in the Participation Agreement and can be paid to Dr. Huang in cash, in Class A Shares or a combination of cash and Class A Shares.

There are three types of transfer events: (1) transfer upon the four year anniversary of the Participation Agreement; (2) transfer upon an early payment event; and (3) transfer upon declaration by Campus that a settlement event has occurred. An early payment event occurs when the Portfolio Value exceeds four times Campus’ net investment amount as set forth in the Participation Agreement. A settlement event occurs generally upon (i) a sale of all or substantially all of the assets of the Issuer, (ii) a change of control of the Issuer (in each case of (i) and (ii) at a time when Dr. Huang is the chief executive officer and a member of the Issuer’s board of directors does not vote against such event in her capacity as a director), (iii) the voluntary resignation from the Issuer by Dr. Huang or her termination of employment by the Issuer for cause, (iv) the conviction of Dr. Huang of a felony or another crime involving fraud or embezzlement, (v) material breaches of certain fundamental covenants made by Spin-Rich and Dr. Huang in the Participation Agreement and (vi) the transfer by Spin-Rich of more than 50% of the shares of the Issuer that it owns (excluding the shares charged to Campus, as described below), other than pursuant to a transfer permitted under the Participation Agreement.

Campus is prohibited under the Participation Agreement from disposing of any of the Class A Shares owned by it except (i) in connection with and following a transfer event; or (ii) if the Portfolio Value exceeds two times Campus’ net investment amount, then Campus may elect to dispose of up to 50% of the Class A Shares held by it as set forth in the Participation Agreement. Spin-Rich and Dr. Huang are prohibited under the Participation Agreement from disposing more than 50% of the shares of the Issuer (not including the shares subject to the Spin-Rich Share Charge) owned by Spin-Rich and Dr. Huang and their permitted transferees. Campus, Spin-Rich and their respective affiliates are prohibited under the Participation Agreement from acquiring any shares of the Issuer during the ten-trading-day period immediately prior to October 26, 2015.

To secure Campus’ obligations under the Participation Agreement, Campus entered into a charge (the Campus Share Charge) in favor of Spin-Rich over 1,818,182 Class A Shares (the Campus Charged Shares) that Campus may acquire from time to time after the date of the Campus Share Charge to secure Campus’ obligations under the Participation Agreement, including, without limitation, Campus’ obligations to share with Dr. Huang its investment return on the Class A Shares in accordance with the terms of the Participation Agreement. Spin-Rich in turn entered into a charge (the Spin-Rich Share

Charge) over 6,077,747 Class B Shares of the Issuer that it owns in favor of Campus to secure Campus’ agreed-upon minimum return on its investment.

Item 5. Interest in Securities of the Issuer

(a) and (b) Campus directly owns 6,041,631 Class A Shares, which represents 4.1% of the total Class A Shares of the Issuer and has sole voting power and sole disposition power with respect to such shares. Baring LP and Baring Co as the joint shareholders of Campus, may be deemed to have acquired beneficial ownership of 6,041,631 Class A Shares owned by Campus and have shared voting power and shared disposition power with respect to such shares. Baring Limited, as the general partner of Baring GP, and Baring GP, which in turn acts as the general partner of Baring LP and Baring Co, each may be deemed to have acquired beneficial ownership of 6,041,631 Class A Shares owned by Campus and have shared voting power and shared disposition power with respect to such shares. Jean Eric Salata, as the sole shareholder of Baring Limited may be deemed to have acquired beneficial ownership of 6,041,631 Class A Shares owned by Campus and has shared voting power and shared disposition power with respect to such shares.

Pursuant to Rule 13d-3(d)(1), all outstanding Class B Shares (which are convertible into Class A Shares) were deemed to be converted for the purposes of calculating the total amount of outstanding Class A Shares and percentages of the Class A Shares owned by such person. Consequently, all Class A Share amounts and percentages have been determined by including the outstanding Class B Shares.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth in Items 3 and 4, there have been no transactions effected in the Class A Shares during the past 60 days by any of the Reporting Persons.

(d) Pursuant to the Campus Share Charge, unless and until an enforcement event has occurred, (i) Campus shall be entitled to exercise all voting and/or consensual powers pertaining to the Campus Charged Shares and dividends or other distributions received thereon by Campus (collectively, the Campus Charged Property) or any part thereof charged in favor of Spin-Rich; and (ii) Spin-Rich will promptly release a portion of the security constituted by the Campus Share Charge with a value equal to 35% of any distributions taxable for U.S. federal income tax purposes on the Campus Charged Property. Any dividends, interest or other moneys or assets accruing on or in respect of the Campus Charged Property or any part thereof (other than the taxable distributions described in the immediate preceding sentence) shall, in any event, not be distributed to Campus’ shareholders until the security created by the Campus Share Charge is discharged in full.

Pursuant to the Spin-Rich Share Charge, unless and until an enforcement event has occurred, (i) Spin-Rich shall be entitled to exercise all voting and/or consensual powers pertaining to the Spin-Rich Charged Property (as defined therein) and dividends or other distributions received thereon by Spin-Rich (collectively, the Spin-Rich Charged Property) or any part thereof charged in favor of Campus. Any dividends, interest or other moneys or assets accruing on or in respect of the Spin-Rich Charged Property or any part thereof shall, in any event, not be distributed to Spin-Rich shareholders until the security created by the Spin-Rich Share Charge is discharged in full.

Except as set forth in Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated herein by reference.

In connection with acquisition of Class A Shares of the Issuer, Campus, Spin-Rich, Dr. Huang and the Issuer entered into a registration rights agreement (the Registration Rights Agreement), entitling Campus to certain registration rights, including demand registration rights, Form F-3 or Form S-3 registration rights, and piggyback registration.

Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit 7.01	Joint Filing Agreement

Exhibit 7.02	Participation Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, The Baring Private Equity Asia Fund V, L.P., Spin-Rich Ltd and Dr. Jin Huang.

Exhibit 7.03	Share Charge, dated as of October 26, 2011, by Campus Holdings Limited in favor of Spin-Rich Ltd.

Exhibit 7.04	Share Charge, dated as of October 26, 2011, by Spin-Rich Ltd. in favor of Campus Holdings Limited

Exhibit 7.05	Registration Rights Agreement, dated as of October 26, 2011, by and among Campus Holdings Limited, Spin-Rich Ltd, Dr. Jin Huang and Ambow Education Holding Limited.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

Campus Holdings Limited

By:	/s/ Rajindar Singh
Name:	Rajindar Singh
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V, Limited acting as its general partner

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V, Limited acting as its general partner

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Ramesh Awatersing
Name:	Ramesh Awatersing
Title:	Director

Jean Eric Salata

/s/ Jean Eric Salata